1900 Seaport Boulevard Redwood City, CA 94063 650 595 1300 Phone

May 16, 2014

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
ATTN:    Mitchell Austin
Matthew Crispino

RE:    Rocket Fuel Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-36071

Gentlemen:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) received by letter dated May 7, 2014 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on February 28, 2014 (the “Form 10-K”).

For the Staff’s convenience, we are providing copies of this letter to the Staff by overnight delivery. In this letter, we have recited the comments in italicized, bold type and have followed each comment with the Company’s response. Page references correspond to the page number of the Form 10-K unless otherwise indicated.

Risk Factors

Risks Related to Our Business and Our Industry

“We rely predominantly on advertising agencies….” Page 31

1.
You disclose in this risk factor that a substantial portion of your business is sourced through advertising agencies. You also disclose that these agencies may have or may develop high-risk credit profiles and that one of the agencies with which you conduct business filed for bankruptcy in the quarter ended September 30, 2013. Please tell us what consideration you have given to disclosing the percentage of your revenue that is paid through advertising agencies and identifying agencies that represent 10% or more of your consolidated revenues and the loss of which would have a material adverse effect on you. Refer to Item 101(c)(1)(vii) of Regulation S-K. Also, if any advertising agency does account for more than 10% of your revenues, tell us what consideration you have given to filing your agreement with that agency as exhibits to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we note that the Company’s customers are the advertisers that purchase our services, directly or through their advertising agencies. The agencies act as agents of the

Securities and Exchange Commission
May 16, 2014

advertisers, and are not customers themselves. Please see our disclosures on page 52-53 under "Components of Our Results of Operations-Revenue" for a description of the role of advertising agencies. For this reason, we do not consider doing business through agencies to present a revenue risk for purposes of Item 101(c)(1)(vii) of Regulation S-K. The concentration of multiple customers acting through a single agency, however, can present an accounts receivable risk. We rely on agencies to pay for our services after they have received payments from the advertisers they represent. When and whether an agency pays for our services can have an impact on our cash flows and operating expenses.

The Company reviews and analyzes the receivables from each agency and advertiser, and discloses if any agency or advertiser accounts for 10% or more of our accounts receivable balance. Please see the disclosures on page 84 under "Concentration of Credit Risk" and page 105 under the heading "Note 14. Segments." We note that on both pages 84 and 105, we refer to “customers’” accounts receivable balances. In that context, we used “customers” to refer to accounts receivable balances for both agencies and advertisers. To clarify this point, in our Form 10-Q for the quarter ended March 31, 2014, filed with the Commission on May 15, 2014, we changed the language on page 11 under "Concentration of Credit Risk" to refer to agencies and advertisers. We made a similar change on page 24 under the heading "Note 14. Segments." The third quarter 2013 bankruptcy of one of the agencies with which we conducted business had minimal impact on the Company’s revenue, although we did incur a bad debt expense as a result of the bankruptcy.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

2.
We note that you make your solution available through a licensing agreement with a Japanese advertising agency, that 117 active customers originated from this arrangement and that you earn a share of the revenue from sales of advertising campaigns to these customers. Please provide your analysis of whether revenue from this arrangement is required to be quantified in your year-to-year discussions and whether the licensing agreement is required to be filed as an exhibit by Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company confirms that it reviews and analyzes the revenue from this arrangement and assesses the materiality of the revenue on a quarterly basis. This arrangement is still relatively new and the revenue from this arrangement was not material in 2013. Hence the Company determined that quantification of the revenue in year-to-year discussions was not required or useful to investors. For this reason, the Company determined that the licensing arrangement was not required to be filed as an exhibit. If the revenue from this arrangement is material in any future period, the Company will quantify and disclose this information and will reassess whether it would be appropriate to file the agreement as an exhibit.

Company Acknowledgments

As requested by the Staff in the Comment Letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
May 16, 2014

•	the Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to me at 650-517-8884 or jcovington@rocketfuelinc.com.

Sincerely,

JoAnn Covington
Vice President and General Counsel
Rocket Fuel Inc.

cc:	George John, Rocket Fuel Inc.
Peter Bardwick, Rocket Fuel Inc.
Rachel B. Proffitt, Wilson Sonsini Goodrich & Rosati, P.C.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.